

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2017

Richard W. Pascoe
Chief Executive Officer & Secretary
Apricus Biosciences, Inc.
11975 El Camino Road, Suite 300
San Diego, CA 92130

   Re: Apricus Biosciences, Inc.
    Registration Statement on Form S-3
    Filed September 25, 2017
    File No. 333-220624

Dear Mr. Pascoe:

  We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

<u>S-3 filed 9/25/17</u>

<u>Incorporation by Reference, page 9</u>

1. Please amend your registration statement to incorporate by reference the description of your common stock contained in a registration statement filed under the Securities Exchange of 1934, as amended. Refer to Item 12(a)(3) of Form S-3.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate

Richard W. Pascoe
Apricus Biosciences, Inc.
October 6, 2017
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christine Westbrook at (202) 551-5019 or Erin Jaskot at (202) 551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Cheston Larson, Esq.